EXHIBIT 4

CERTIFICATION OF ANNUAL REPORT ON FORM 40-F
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
FOR THE YEAR ENDED DECEMBER 31, 2004

In connection with the periodic report of Meridian Gold Company (the “Company”) on Form 40F for the period ended December 31, 2004 as filed with the Security and Exchange Commission (the “Report”), I, Brian J. Kennedy, Vice Chairman, President and Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

a)	the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Commission Act of 1934, and

b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission.

This Certification has not been, and shall not be deemed, “filed” with the Securities and Exchange Commission.

This Certification is executed as of March 28, 2005.

/s/ Brian J. Kennedy
Brian J. Kennedy
Vice Chairman, President and Chief Executive Officer

CERTIFICATION OF ANNUAL REPORT ON FORM 40-F
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
FOR THE YEAR ENDED DECEMBER 31, 2004

In connection with the periodic report of Meridian Gold Company (the “Company”) on Form 40F for the period ended December 31, 2004 as filed with the Security and Exchange Commission (the “Report”), I, Peter C. Dougherty, Vice President, Finance and Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

a)	the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Commission Act of 1934, and

b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission.

This Certification has not been, and shall not be deemed, “filed” with the Securities and Exchange Commission.

This Certification is executed as of March 28, 2005.

/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer